AIS

[redacted]

05010458

RECEIVED

2005 AUG 15 P [illegible]

[illegible] CORPORATE FINANCE

August 3, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 081/2005**

  Subject: Notification of the Book Closing Date of Debentures and Debenture holders' Meeting
  Date: August 3, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

August 3, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 081/2005**

  Subject: Notification of the Book Closing Date of Debentures and Debenture holders' Meeting
  Date: August 3, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

[signature]

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 3, 2005

AIS-CP 081/2005

August 3, 2005

Re: Notification of the Book Closing Date of Debentures and Debenture holders' Meeting

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to notify you that the Company will close the registration book of its debentures. The details of the Company's debentures are as follows:

1. Amortizing Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)
6. Amortizing Debentures of Advanced Info Service Plc. No. 4/2002, due 2007 (AIS07OA)

The Company will seek approval at the Debenture holders' Meeting to amend the terms and conditions of the dividend covenant of the Company's debentures in order to increase the flexibility in dividend payments. The Debenture holders' Meeting will be convening on August 31, 2005 at 14.00 at the Grand Ballroom, Grand Hiatt Erawan Hotel, Bangkok.

For the purpose of this meeting, the registration book of the Company's debentures will be closed from 12.00 of August 17, 2005 until the Debenture holders' Meeting is adjourned.

Please be informed accordingly. We would appreciate it if you could attend the abovementioned Debenture holders' Meeting.